FIG Acquisition Corp. 787 Seventh Avenue 6th Floor New York, New York 10019

October 29, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	FIG Acquisition Corp.
Registration Statement on Form S-1 (File No. 333-148275)

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), FIG Acquisition Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-148275) together with all amendments and exhibits thereto (collectively, the “Registration Statement”) that was originally filed with the Commission on December 21, 2007 and amended on February 15, 2008.

The Company has determined not to proceed with the offering described in the Registration Statement at this time.  No securities have been sold in connection with the proposed offering to which the Registration Statement relates.

The Company requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact the undersigned at 212-887-2023 with any questions.

Very truly yours,

/s/ Robert Cromwell
Robert Cromwell
Corporate Secretary